SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2004.	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
Interim Report to Shareholders for the period ended June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2004
ENCANA CORPORATION (Registrant)
	By:	/s/ Linda H. Mackid
		Name:	Linda H. Mackid
		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
The following item was mailed to registered shareholders and beneficial shareholders who have requested same pursuant to National Instrument 54-102 of the Canadian Securities Administrators, and was filed concurrently with each of the Toronto and New York stock exchanges (via EDGAR), as well as the various Canadian securities commissions:

1.	Interim Report to Shareholders for the period ended June 30, 2004, including the unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis for the said period.